UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Scientific Learning Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

808760102

(CUSIP Number)

Lawrence A. Oberman

Trigran Investments, Inc.

630 Dundee Road

Suite 230

Northbrook, IL 60062

847-656-1640

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 4, 2008

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 808760102

1.	Names of Reporting Persons Trigran Investments, Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Illinois company

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 4,764,016

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 4,764,016

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,764,016

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 27.6% as of January 17, 2008 (based on 17,271,877 shares of Common Stock outstanding, per Form 10-Q dated November 5, 2007).

14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 808760102

1.	Names of Reporting Persons Trigran Investments L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Illinois limited partnership

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 3,022,980

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 3,022,980

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,022,980

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 17.5% as of January 17, 2008 (based on 17,271,877 shares of Common Stock outstanding, per Form 10-Q dated November 5, 2007).

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 808760102

1.	Names of Reporting Persons Trigran Investments L.P. II

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Illinois limited partnership

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 1,741,036

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 1,741,036

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,741,036

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 10.1% as of January 17, 2008 (based on 17,271,877 shares of Common Stock outstanding, per Form 10-Q dated November 5, 2007).

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 808760102

1.	Names of Reporting Persons Douglas Granat

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization U.S. Citizen

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 4,764,016

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 4,764,016

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,764,016

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 27.6% as of January 17, 2008 (based on 17,271,877 shares of Common Stock outstanding, per Form 10-Q dated November 5, 2007).

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 808760102

1.	Names of Reporting Persons Lawrence A. Oberman

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization U.S. Citizen

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 4,764,016

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 4,764,016

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,764,016

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 27.6% as of January 17, 2008 (based on 17,271,877 shares of Common Stock outstanding, per Form 10-Q dated November 5, 2007).

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 808760102

1.	Names of Reporting Persons Steven G. Simon

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization U.S. Citizen

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 4,764,016

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 4,764,016

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,764,016

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 27.6% as of January 17, 2008 (based on 17,271,877 shares of Common Stock outstanding, per Form 10-Q dated November 5, 2007).

14.	Type of Reporting Person (See Instructions) IN

Item 1.	Security and Issuer

This statement relates to shares of the common stock, par value $0.001 per share (the “Common Stock”), of Scientific Learning Corporation, Inc., whose principal executive offices are located at 300 Frank H. Ogawa Plaza, Suite 600, Oakland, CA 94612

Item 2.	Identity and Background

(a) Name of Person Filing

(b) Address of Principal Business Office or, if none, Residence

(f) Citizenship

Trigran Investments, Inc.
630 Dundee Road, Suite 230
Northbrook, Illinois 60062
Illinois company

Trigran Investments, L.P.
630 Dundee Road, Suite 230
Northbrook, Illinois 60062
Illinois limited partnership

Trigran Investments, L.P. II
630 Dundee Road, Suite 230
Northbrook, Illinois 60062
Illinois limited partnership

Douglas Granat
630 Dundee Road, Suite 230
Northbrook, Illinois 60062
U.S. Citizen

Lawrence A. Oberman

630 Dundee Road, Suite 230
Northbrook, Illinois 60062
U.S. Citizen

Steven G. Simon
630 Dundee Road, Suite 230
Northbrook, Illinois 60062
U.S. Citizen

(c)  Trigran Investments, Inc. is the investment manager to and general partner of Trigran Investments, L.P. and Trigran Investments, L.P. II. (the “Funds”), each of which is a private investment limited partnership.  Douglas Granat, Lawrence A. Oberman and Steven G. Simon are the controlling shareholders and sole directors of Trigran Investments, Inc. and thus may be considered the beneficial owners of the Common Stock beneficially owned by Trigran Investments Inc.  Each of the reporting persons disclaims beneficial ownership of the Common Stock except to the extent of its pecuniary interest therein.

(d)-(e)  None of the reporting persons have (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction where as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

A total of $24,318,171.15 was paid to acquire all of the shares of Common Stock reported herein (including the shares acquired on January 17, 2008) as follows: Trigran Investments, L.P. acquired 3,022,980 shares of Common Stock at a total cost of $15,578,695.61; Trigran Investments L.P. II acquired 1,741,036 shares of Common Stock at a total cost of $8,739,475.54.

The Common Stock was acquired in the ordinary course of the Funds’ business and is held by each of the Funds in separate accounts maintained for each of the Funds at the Funds’ prime broker.  While the Funds’ agreement with their prime broker permits the prime broker to extend margin credit to the Funds as and when required to open or carry positions in the accounts, subject to applicable federal margin regulations, stock exchange rules and the prime broker’s credit policies, the Funds did not purchase any of the shares of Common Stock on margin.

Item 4.	Purpose of Transaction

The Common Stock has been acquired for investment in the ordinary course of the reporting persons’ investment activities and has not been acquired with any purpose, or with the effect of, changing or influencing the control of the issuer, or in connection with or as a participant in any transaction having that purpose or effect.  The reporting persons are filing this Schedule 13D in accordance with Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended.  The reporting persons may in the future, subject to the terms of the agreement described in Item 6 of this Schedule 13D, determine to purchase more Common Stock and/or dispose of Common Stock in the ordinary course of their investment activities, as market and other conditions dictate.  However, in connection with the agreement described in Item 6 of this Schedule 13D, the filing persons may from time to time be provided with information by the issuer and may convey to the issuer their views or opinions with regard to the matters set forth therein.

Item 5.	Interest in Securities of the Issuer

(a)-(b)  Incorporated by reference to Items (7) - (11) and (13) of the cover page relating to each filing person.

(c)        There have been no transactions in the Common Stock by the reporting persons since the reporting persons’ most recent filing of Schedule 13D on January 22, 2008.

(d)        Not applicable.

(e)        Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

On February 4, 2008, the filing persons entered into an agreement with the issuer pursuant to which, in connection with discussions that the filing persons have requested with the issuer, the filing persons agreed to treat as confidential certain information concerning the issuer that may be provided to the filing persons no later than July 31, 2008, to use it solely for the purpose of evaluating the filing persons’ investment in the issuer, and not to disclose it without the prior written consent of the issuer or as may be required by applicable laws, rules and/or regulations.  Pursuant to this agreement, the filing persons also have agreed not to: (a) acquire, offer to acquire, or agree to acquire, directly or indirectly, any voting securities or direct or indirect rights to acquire any voting securities of the issuer, any subsidiary, successor to or person in control thereof, or any assets of the issuer or any subsidiary, division of the issuer or of any such successor or controlling person thereof; (b) make or participate in any solicitation of proxies to vote, or seek to advise or influence any person or entity with respect to the voting of any voting securities of the issuer; (c) make any public announcement with respect to, or submit a proposal for or offer of any extraordinary transaction involving the issuer or any of its securities or assets; (d) form, join or in any way participate in a "group" as defined in Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (other than a group comprised solely of the filing persons), in connection with any of the foregoing; (e) amend its stated purpose, as set forth in Item 4 of its Schedule 13D/A filed on January 22, 2008, or otherwise act or seek to control or influence the management, Board of Directors or policies of the issuer (which shall not, however, prohibit confidential communication to management of the filing persons’ views and opinions); (f) take any action that could reasonably be expected to require the issuer to make a public announcement regarding the possibility of any of the foregoing events; or (g) request that the issuer or any of its representatives amend or waive any of the foregoing provisions (b) through (e).

Notwithstanding the foregoing, and as set forth in Item 4, above, the reporting persons continue to hold the Common

Stock for investment in the ordinary course of their investment activities and have not acquired the Common Stock with any purpose, or with the effect of, acquiring, changing or influencing the control of the issuer, or in connection with or as a participant in any transaction having that purpose or effect.

The foregoing description of the agreement is not intended to be complete and is qualified in its entirety by reference to the copy of the agreement filed herewith as Exhibit B and incorporated by reference herein.

Item 7.	Material to be Filed as Exhibits
Exhibit A - Joint Filing Agreement Exhibit B – Letter Agreement between Scientific Learning Corporation and Trigran Investments, Inc., Trigran Investments, L.P. and Trigran Investments, L.P. II

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated this 8th day of February, 2008
Date

TRIGRAN INVESTMENTS, INC.

/s/ Lawrence A. Oberman
Lawrence A. Oberman
Executive Vice President

TRIGRAN INVESTMENTS, L.P.

/s/ Lawrence A. Oberman
Lawrence A. Oberman
Director

TRIGRAN INVESTMENTS, L.P. II

/s/ Lawrence A. Oberman
Lawrence A. Oberman
Director

/s/ Lawrence A. Oberman
Lawrence A. Oberman

/s/ Douglas Granat
Douglas Granat

/s/ Steven G. Simon
Steven G. Simon

EXHIBIT A TO SCHEDULE 13D

FEBRUARY 8, 2008

In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, TRIGRAN INVESTMENTS, INC., TRIGRAN INVESTMENTS, L.P., TRIGRAN INVESTMENTS, L.P. II, DOUGLAS GRANAT, LAWRENCE A. OBERMAN and STEVEN G. SIMON each hereby agree to the joint filing of this statement on Schedule 13D (including any and all amendments hereto).  In addition, each party to this Agreement expressly authorizes each other party to this Agreement to file on its behalf any and all amendments to such Statement on Schedule 13D. A copy of this Agreement shall be attached as an exhibit to the Statement on Schedule 13D filed on behalf of each of the parties hereto, to which this Agreement relates.

This Agreement may be executed in multiple counterparts, each of which shall constitute an original, one and the same instrument.

TRIGRAN INVESTMENTS, INC.

By:	/s/ Lawrence A. Oberman
Name: Lawrence A. Oberman
Title: Executive Vice President and Director

TRIGRAN INVESTMENTS, L.P.

By:	/s/ Lawrence A. Oberman
Name: Lawrence A. Oberman
Title: Executive Vice President and Director of Trigran Investments, Inc., the General Partner of Trigran Investments, L.P.

TRIGRAN INVESTMENTS, L.P. II

By:	/s/ Lawrence A. Oberman
Name: Lawrence A. Oberman
Title: Executive Vice President and Director of Trigran Investments, Inc., the General Partner of Trigran Investments, L.P. II

DOUGLAS GRANAT

/s/ Douglas Granat

LAWRENCE A. OBERMAN

/s/ Lawrence A. Oberman

STEVEN G. SIMON

/s/ Steven G. Simon

EXHIBIT B TO SCHEDULE 13D

February 4, 2008

Trigran Investments, Inc.

Trigran Investments, L.P.

Trigran Investments, L.P. I1

630 Dundee Road, Suite 230

Northbrook, Illinois 60062

Attention: Lawrence A. Oberman,

Douglas Granat and Steven G. Simon

Gentlemen:

In connection with discussions (the “Communications”) that you have requested to have with Scientific Learning Corporation, a Delaware corporation (the “Company”), the Company expects to make available to you certain information concerning the Company beginning on or after the date of this letter and ending no later than July 31, 2008. As a condition to such information being furnished to you and your directors, officers, employees, agents, advisors and affiliates (including, without limitation, attorneys, accountants, consultants and financial advisors) (collectively, “Representatives”), you agree to treat any information concerning the Company (whether prepared by the Company, its advisors or otherwise and irrespective of the form of communication) which is furnished hereunder to you or to your Representatives now or in the future by or on behalf of the Company (herein collectively referred to as the “Protected Material”) in accordance with the provisions of this letter agreement, and to take or abstain from taking certain other actions hereinafter set forth.

1.             Protected Material. The term “Protected Material” also shall be deemed to include all notes, analyses, compilations, studies, interpretations or other documents prepared by you or your Representatives which contain, reflect or are based upon, in whole or in part, the information furnished to you or your Representatives pursuant hereto which is not available to the general public. The term “Protected Material” does not include information which (i) is or becomes generally available to the public other than as a result of a breach of this Agreement by you or your Representatives, (ii) was within your possession prior to its being furnished to you by or on behalf of the Company, provided that the source of such information was not known by you to be bound by a confidentiality agreement with or other contractual, legal or fiduciary obligation of confidentiality to the Company, (iii) is or becomes available to you on a non-confidential basis from a source other than the Company provided that such source was not known by you to be bound by a confidentiality agreement with or other contractual, legal or fiduciary obligation of confidentiality to the Company or any other party with respect to such information, (iv) is disclosed by the Company to a third party without a duty of confidentiality,

(v) is disclosed under operation of law in accordance with Section 3 or 4 below, or (vi) is disclosed by you or your Representatives with the Company’s prior written approval.

2.             Purpose and Use of Protected Material. You agree that you and your Representatives shall use the Protected Material solely for the purpose of evaluating your investment in the Company, and that the Protected Material will be kept confidential, and you and your Representatives will not disclose or use for purposes other than evaluating your investment in the Company any of the Protected Material in any manner whatsoever.

3.             Non-Disclosure.  In addition, you agree that, without the prior written consent of the Company, neither you nor your Representatives will disclose to any other person the fact that any Protected Material has been made available hereunder; provided, that you may make such disclosure if in the opinion of your counsel, such disclosure is necessary to avoid committing a violation of law. In such event, you shall use your best efforts to give the Company advance notice of such disclosure.

4.             Required Disclosure. In the event that you or your Representatives are requested or required (by oral questions, interrogatories, requests for information or documents in legal proceedings, subpoena, civil investigative demand or other similar process) to disclose any of the Protected Material, you shall provide the Company with prompt notice of any such request or requirement so that the Company may seek a protective order or other appropriate remedy and/or waive compliance with the provisions of this letter agreement. If, in the absence of a protective order or other remedy or the receipt of a waiver by the Company, you or any of your Representatives are nonetheless, in the opinion of counsel legally compelled to disclose the Protected Material to any tribunal, you or your Representative may, without liability hereunder, disclose to such tribunal only that portion of the Protected Material which such counsel advises is legally required to be disclosed, provided that you exercise your reasonable efforts to preserve the confidentiality of the Protected Material, including, without limitation, by cooperating with the Company to obtain an appropriate protective order or other reliable assurance that confidential treatment will be accorded the Protected Material by such tribunal.

5.             No Representation of Accuracy. You understand and acknowledge that neither the Company nor any of its representatives makes any representation or warranty, express or implied, as to the accuracy or completeness of the Protected Material made available to you. You agree that neither the Company nor any of its Representatives shall have any liability to you or to any of your Representatives relating to or resulting from the use of or reliance upon such Protected Material or any errors therein or omissions therefrom.

6.             No Legal Obligation. You agree that the Company is not bound under any legal obligation of any kind whatsoever with respect to you by virtue of this letter agreement except for the matters specifically agreed to herein. You further acknowledge and agree that the Company reserves the right, in its sole discretion, to provide or not provide Protected Material to you or your Representatives under this letter agreement and to terminate Communications at any time.

7.             Waiver. It is understood and agreed that no failure or delay by the Company in exercising any right, power or privilege hereunder shall operate as a waiver thereof, nor shall any

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single or partial exercise thereof preclude any other or future exercise thereof or the exercise of any other right, power or privilege hereunder.

8.             Standstill.  Beginning on the date of this letter agreement and continuing until July 31, 2008, you and your Representatives will not (and you and your Representatives will not assist or encourage others to), directly or indirectly, unless specifically requested to do so in writing in advance by the Company’s Board of Directors:

(a)           acquire, offer to acquire, or agree to acquire, directly or indirectly, by purchase or otherwise, any voting securities or direct or indirect rights to acquire any voting securities of the Company or any subsidiary thereof, or of any successor to or person in control of the Company, or any assets of the Company or any subsidiary or division of the Company or of any such successor or controlling person;

(b)           make, or in any way participate, directly or indirectly, in any “solicitation” of “proxies” to vote (as such terms are used in the rules of the Securities and Exchange Commission), or seek to advise or influence any person or entity with respect to the voting of any voting securities of the Company;

(c)           make any public announcement with respect to, or submit a proposal for, or offer of (with or without conditions) any extraordinary transaction involving the Company or any of its securities or assets;

(d)           form, join or in any way participate in a “group” as defined in Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)(other than a group comprised solely of Trigran Investments, Inc., Trigran Investments, L.P. and Trigran  Investments, L.P. II), in connection with any of the foregoing;

(e)           amend your stated purpose, as set forth in Item 4 of your Schedule 13D/A, file number 005-58137, filed on January 22, 2008, or otherwise act or seek to control or influence the management, Board of Directors or policies of the Company; provided, however, that nothing set forth in this Section 8(e) shall prohibit confidential communication to management of your views and opinions;

(f)            take any action that could reasonably be expected to require the Company to make a public announcement regarding the possibility of any of the events described in clauses (a) through (e) above; or

(g)           request the Company or any of its Representatives, directly or indirectly, to amend or waive any provision of this Section 8 other than clause (a) above.

9.             Securities Laws. You acknowledge and agree that you are aware (and that your Representatives are aware or, upon receipt of any Protected Material, will be advised by you) of the restrictions imposed by the United States federal securities laws on a person possessing material non-public information about a public company and that you and your Representatives will comply with such laws.

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10.           Miscellaneous.  You agree to be responsible for any breach of this agreement by any of your Representatives. In case any provision of this agreement shall be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions of the agreement shall not in any way be affected or impaired thereby.

11.           Injunctive Relief.  It is further understood and agreed that money damages would not be a sufficient remedy for any breach of this letter agreement by you or any of your Representatives and that the Company shall be entitled to equitable relief, including injunction and specific performance, as a remedy for any such breach. Such remedies shall not be deemed to be the exclusive remedies for a breach of this letter agreement but shall be in addition to all other remedies available at law or equity. In the event of litigation relating to this letter agreement, if a court of competent jurisdiction determines that you or any of your Representatives have breached this letter agreement, then you shall be liable and pay to the Company the reasonable legal fees incurred in connection with such litigation, including an appeal therefrom.

12.           Governing Law.  This Agreement shall be governed by and construed in accordance with the laws of the State of California applicable to agreements made and to be performed within such State.

(Remainder of page intentionally left blank)

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Please confirm your agreement with the foregoing by signing and returning one copy of this letter to the undersigned, whereupon this letter agreement shall become a binding agreement between you and the Company.

Very truly yours,

SCIENTIFIC LEARNING CORPORATION

By:	s/ Linda L. Carloni
Linda L. Carloni
General Counsel

Accepted and Agreed as of

the date first written above:

TRIGRAN INVESTMENTS, INC.

By:	s/ Lawrence Oberman
Name:	Lawrence Oberman
Title:	Executive Vice President

TRIGRAN INVESTMENTS, L.P.

By:	s/ Lawrence Oberman
Name:	Lawrence Oberman
Title:	EVP of GP

TRIGRAN INVESTMENTS, L.P. I1

By:	s/ Lawrence Oberman
Name:	Lawrence Oberman
Title:	EVP of GP

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